UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 333-282301

VERSES AI INC.

(Translation of registrant’s name into English)

205 - 810 Quayside Drive

New Westminster, British Columbia

Canada V3M 6B9

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☐ Form 20-F	☒ Form 40-F

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERSES AI INC.

	By:	/s/ Gabriel René
	Name:	Gabriel René
	Title:	Chief Executive Officer
Date: November 20, 2024

EXHIBIT INDEX

Exhibit No.	Description
99.1	News Release dated October 7, 2024 - VERSES Provides Q3 2024 Corporate Update
99.2	News Release dated November 8, 2024 - VERSES AI Inc. Announces Closing of First Tranche of LIFE Private Placement Offering
99.3	News Release dated November 15, 2024 - VERSES Closes Second Tranche of LIFE Offering Bringing Aggregate Funds Raised to $5.2M From Recent Offerings
99.4	Material Change Report filed on SEDAR+ November 15, 2024
99.5	Material Change Report filed on SEDAR+ November 15, 2024